1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com DEREK M. WINOKUR derek.winokur@dechert.com +1 212 698 3860 Direct +1 212 698 0660 Fax

February 1, 2013

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:	H&E Equipment Services, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 1, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 2, 2012
File No. 000-51759

Dear Mr. O’Brien:

On behalf of H&E Equipment Services, Inc. (the “Company”), we are responding to the questions and comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Mr. John M. Engquist dated January 28, 2013. For your convenience, the Staff’s comments are reprinted in this letter in bold, follow by the applicable responses.

Very truly yours,

/s/ Derek M. Winokur

Derek M. Winokur

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

1.	We have read your response to comment 3 from our letter dated December 11, 2012. We understand that the transactions which comprised your previously reported intercompany receivables and payables were essentially capital transactions wherein the Parent has made capital contributions to facilitate the liquidity requirements of the Guarantor subsidiaries. The impact of the corresponding accounting change is material to both the balance sheet and cash flow statement accounts of both the Parent and Guarantors for the financial statement periods included in your form S-4. In this regard, these transactions should be classified as financing cash flows instead of as operating cash flows. Among other impacts, it appears that the Parent’s total assets would have increased by 26% and 28% as of September 30, 2012 and December 31, 2011, respectively, while the Parent’s total liabilities would have increased by 27% and 52% as of September 30, 2012 and December 31, 2011, respectively. Guarantor Subsidiaries total liabilities decrease by 96% as of September 30, 2012 and December 31, 2011. Parent operating cash flows increases by 116% as of September 30, 2012 and changes by 38% and 32%, as of December 31, 2010 and 2009, respectively. Guarantor Subsidiaries operating cash flows are impacted by 103% as of September 30, 2012, and by 32%, 83% and 739% as of December 31, 2011, 2010 and 2009, respectively. Guarantor equity appears to be impacted by 700%. Please amend your Form 10-K for the fiscal year ended December 31, 2011 and your Form 10-Q for the period ended September 30, 2012 to revise the condensed consolidating financial data. Or, you may provide the revised financial statements directly in the form S-4. Another option is for you to file a Form 8-K that includes the revised financial information consistent with the analogous guidance in Item 10(b)(2) of the S-4 form instructions. Your corresponding disclosures should clearly identify the line items being revised, the reasons for the revisions, and quantify the impact of each change. The revised financial data must be in the S-4 prior to effectiveness.

Response:

The Company responds to the Staff comment as follows:

In accordance with the Staff comment, on January 30, 2013, the Company filed a Current Report on Form 8-K that included such revised financial information consistent with the analogous guidance in Item 10(b)(2) of the S-4 form instructions. The disclosure contained in the Form 8-K provides the reasons for the revisions, identifies the line items being revised and quantifies the impact of each change.

2.	Please file a pre-effective amendment to the registration statement on Form S-4, File No.333-185334, to update the Incorporation of Documents by Reference section on page 91 of the registration statement accordingly. In this regard, we note that your current disclosure allows for incorporation by reference of Exchange Act reports filed “after the date of th[e] prospectus and before the offering is terminated.” rather than after “the date of the initial registration statement and prior to effectiveness of the registration statement.” For guidance please refer to Question 123.05 of Securities Act Forms Compliance and Disclosure Interpretations. Please ensure that the amendment also includes an updated auditor’s consent which references the latest pre-effective amendment.

Response:

The Company responds to the Staff comment as follows:

The Company will include the requested revision and an updated auditor’s consent which references the latest pre-effective amendment when it files a pre-effective amendment to the registration statement.

General

3.	The below written statement of acknowledgment should be provided by the Company on its letterhead, rather from another party.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:

The Company responds to the Staff comment as follows:

In response to the Staff’s comment, the Company is providing herewith, on its letterhead, the requested representations.

If you have any questions regarding this letter, please feel free to contact Derek Winokur by telephone at 212.698.3860 (or by facsimile at 212.698.0660) or Carolyne Dilgard at 215.994.2835 (or by facsimile at 215.665.2835).

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February 1, 2013

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:	H&E Equipment Services, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2012
Filed November 1, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 2, 2012
File No. 000-51759

Dear Mr. O’Brien:

In response to the questions and comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Mr. John M. Engquist dated January 28, 2013 (the “Letter”), H&E Equipment Services, Inc. (the “Company”) confirms its acknowledgement, in connection with its responses to the Letter, that:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company makes the following requested acknowledgements contained in the Staff’s letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Leslie S. Magee

Leslie S. Magee

Chief Financial Officer